FAX: +55 11 3702-2224 www.shearman.com WRITER'S DIRECT NUMBER: 011-5511-3702-2201 WRITER’S EMAIL ADDRESS: raldrich@shearman.com September 30, 2008	SHEARMAN & STERLING LLP FARIA LIMA FINANCIAL CENTER AVENIDA BRIGADEIRO FARIA LIMA, 3400 04538-132 SÃO PAULO—SP BRAZIL +55 11 3702-2200	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

BY EDGAR AND FACSIMILE

Mr. Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Fax: (703) 813-6963

Votorantim Pulp and Paper, Inc.,
Form 20-F for Fiscal Year Ended December 31, 2007
Filed January 31, 2008
Response Letter Dated September 4, 2008
File No. 001-15018

Dear Mr. Milne:

Votorantim Pulp and Paper, Inc., (the “Company”) has received the Staff’s follow-up comment letter dated September 16, 2008 concerning the above-referenced filing on Form 20-F. On behalf of the Company, we advise you as follows regarding your comments noted below:

SEC Follow-Up Comment

Notes to the Consolidated Financial Statements, page F-15
Note 8. Investment in Significant Affiliated Companies, page F-32

1. With respect to your responses to comment 3 of our letter dated August 20, 2008, please address the following:

a)	We note that you disclose Aracruz’s market price per share. Please disclose the aggregate fair value of your investment in Aracruz pursuant to paragraph 20(b) of APB 18.
b)
We note from your response that Aracruz’s market price per share as of December 31, 2007, was US$ 9.02. Please reconcile for us this amount with the disclosure on page F-30 that states the market price was $74.35.

c)
It appears that the explanation of the accounting treatment of the difference between the amount at which your investment is carried and the amount of underlying equity in net assets was omitted from your response. Please clarify.

Response to SEC Follow-Up Comment.

The Company modifies its response to comment 3 as below:

a) The December 31, 2007 financial statements provided the then-current price per Aracruz ADR, each one of which represented ten shares of Aracruz Class B preferred stock. The Company respectfully suggests that the total fair value of its investment in Aracruz be disclosed in its financial statements for the year ending December 31, 2008, in the format as follows:

“The market value of our XXX shares of common stock (2007 - XXX shares of common stock) investment in Aracruz, representing xx.xx% (2007 - xx.xx%) of Aracruz’s total share capital, was US$ xxx at December 31, 2008 (2007 - US$ xxx).”

b) The US$ 9.02 was the market price for common stock while the US$ 74.35 was related to American Depositary Receipts, each one of which represented ten shares of Aracruz Class B preferred stock.

c) The book value of the total net assets of Aracruz at December 31, 2007 was US$ 2,388 million. The Company’s investment account presented a balance of US$ 295 million plus US$ 19 million related to goodwill. The Company owns 28% of the common stock represented by 127,506,457 shares and 12.35% of the total shares of Aracruz. The investment account balance was determined as follows:

Participation in total equity (common and preferred) - 12.35%

U.S. GAAP net equity of Aracruz - US$ 2,388 million

Investment account at December 31, 2007 with equity pick up - US$ 295 million

As the fair value of this investment is greater than book value, there is no further accounting requirement other than disclosure.

*****

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Richard S. Aldrich, Jr., Shearman & Sterling LLP, at 011-5511-3702-2201, Mr. Valdir Roque of the Company at 011-55-11-2138-4223, or Mr. Ivan Clark, PricewaterhouseCoopers Auditores Independentes at 011-55-11-3674-3926.
Very truly yours,

By: _/s/Richard S. Aldrich, Jr._
Richard S. Aldrich, Jr.
A Member of the Firm

cc: Steve Lo - Securities and Exchange Commission - Division of Corporation Finance
José Luciano Durante Penido - CEO, Votorantim Pulp and Paper, Inc.
Valdir Roque - CFO, Votorantim Pulp and Paper, Inc.
Marco Caducci - PricewaterhouseCoopers LLP, Floran Park, NJ
Ivan Clark - PricewaterhouseCoopers Auditores Independentes
Carlos Mendonça - PricewaterhouseCoopers Auditores Independentes
Tia Jenkins - Securities and Exchange Commission - Senior Assistant Chief Accountant - Office of Beverages, Apparel and Health Care Services